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                                             Filed by Corixa Corporation
                                             Pursuant to Rule 425 Under the
                                             Securities Act of 1933 and Deemed
                                             Filed Pursuant to Rule 14a-12 Under
                                             the Securities Exchange Act of
                                             1934.  Subject Company: Coulter
                                             Pharmaceutical Inc. (Commission
                                             File No. 0-21905)

For more information:
Jim DeNike            Susan Ferris                    Jen Reinhard
Corixa Corporation    Coulter Pharmaceutical, Inc.    FitzGerald Communications
206.754.5716          650.553.1969                    415.986.9500
denike@corixa.com                                     jreinhard@fitzgerald.com

FOR IMMEDIATE RELEASE

                      FINAL TERMINATION CLAUSE EXPIRES FOR
                       PROPOSED CORIXA AND COULTER MERGER

SEATTLE, DEC. 18, 2000 -- Corixa Corporation (Nasdaq: CRXA), a research- and development-based biotechnology company, today announced that the final remaining merger termination clause has expired. Stockholder meetings for both companies are scheduled for December 21, 2000. Assuming stockholder approval, the transaction should be completed no later than December 22, 2000.

As described in the proxy statement, Coulter had a right to terminate the merger in the event Corixa's stock failed to meet certain price and performance criteria between December 4 and December 15. As those criteria were met, Coulter may no terminate the merger on that basis.

ALL STOCKHOLDERS ARE URGED TO VOTE

As stated in the proxy statement mailed on November 21, 2000, all votes are important regardless of the numbers of shares owned. Unless voted in person at the Corixa stockholders meeting, proxy cards that are not returned by Corixa stockholders will not be counted for the purpose of determining whether a quorum is present at the Corixa stockholders meeting. Unless voted in person at the Coulter stockholders meeting, proxy cards that are not returned by Coulter stockholders will have the same effect as a vote "against" the approval of the merger.


ABOUT COULTER

Coulter Pharmaceutical, Inc. is engaged in the development of novel drugs and therapies for the treatment of cancer and autoimmune diseases. The company currently is developing a family of cancer therapeutics based upon two drug development programs: therapeutic antibodies and targeted oncologics. The company's most advanced product candidate is Bexxar(TM), a monoclonal antibody conjugated to a radioisotope. Initial efforts in the targeted oncologics program are focused on the development of a tumor-activated peptide pro-drug version of doxorubicin to potentially treat certain solid tumor cancers. The company's therapeutic antibody program includes an antibody-based approach to block the Type I interferon receptor for the treatment of autoimmune diseases and transplant rejection. On October 16, 2000, Coulter Pharmaceutical, Inc. announced its intention to merge with Corixa, a research- and development-based biotechnology company committed to treating and preventing autoimmune diseases, cancer and infectious diseases by understanding and directing the immune system. For more company information, visit Coulter Pharmaceutical's web site at www.coulterpharm.com.



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                                    - MORE -

ABOUT CORIXA

Corixa is a research- and development-based biotechnology company committed to treating and preventing autoimmune diseases, cancer and infectious diseases by understanding and directing the immune system. Corixa is focused on immunotherapeutic products and has a broad technology platform enabling both fully integrated vaccine design and the use of its separate, proprietary vaccine components on a standalone basis. The company partners with numerous developers and marketers of pharmaceuticals and diagnostics, targeting products that are Powered by Corixa(TM) technology with the goal of making its potential products available to patients around the world. Corixa was founded in 1994 and is headquartered in Seattle, Wash., with additional operations in Hamilton, Mont. and Redwood City, Calif. For more information, please visit Corixa's website at www.corixa.com or call the company's investor relations information line at 1-877-4CORIXA or 1.877.426.7492.

FORWARD-LOOKING STATEMENTS

Except for the historical information presented, certain matters discussed in this press release are forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made. They are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Factors that could affect whether the merger between Corixa and Coulter is completed include, but are not limited to the "Risk Factors" described in our Registration Statement on Form S-4/A filed on Nov. 17, 2000, copies of which are available on our Web site, www.corixa.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release.

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                   Additional Information and Where to Find It

On November 7, 2000 Corixa filed a Registration Statement on SEC Form S-4 in connection with the merger, on November 17, 2000 Corixa filed an amendment to the Registration Statement on SEC Form S-4 that was filed on November 7, 2000, and on November 21, 2000 Corixa and Coulter mailed a Joint Proxy Statement/Prospectus to stockholders of Corixa and Coulter containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Corixa, Coulter and the merger and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained:

-- from Corixa by completing the material request form located in the "request materials" section of Corixa's website at http://www.corixa.com/financials/index.htm or by mail to Corixa, 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040, attention: Investor Relations, telephone: (206) 754-5711; or

-- from Coulter by directing a request through the Investors Relations portion of Coulter's website at http//www.coulterpharm.com or by mail to Coulter, 600 Gateway Boulevard, South San Francisco, California 94080, attention: Investor Relations, telephone: (650) 553-1190.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Corixa and Coulter file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Corixa or Coulter at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Corixa's and Coulter's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger

Coulter will be, and certain of Coulter's directors and executive officers may be, soliciting proxies from Coulter stockholders in favor of the adoption of the merger agreement. In addition, Corixa will be, and certain of Corixa's directors and executive officers may be, soliciting proxies from Corixa stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Coulter and the directors and executive officers of Corixa may be deemed to be participants in Coulter's and Corixa's solicitation of proxies.

The directors and executive officers of Coulter have interests in the merger, some of which may differ from, or may be in addition to, those of Coulter's stockholders generally. For a description of such interests and a list of each company's directors and executive officers, please see the press release filed with the SEC pursuant to Rule 425 by Corixa and Coulter on October 16, 2000.



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